[Pac-West Telecomm, Inc. Letterhead]

June 17, 2005

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
Attention: Michael E. Henderson

Re:	Pac-West Telecomm, Inc. (the “Company”) Form 10-K for the fiscal year ended December 31, 2004 Form 10-Q for the quarterly period ended March 31, 2004 File No. 000-27743

Dear Mr. Henderson:

            This letter responds to your letter, dated June 7, 2005, relating to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above referenced submissions. The responses to the Staff’s comments are numbered to relate to the corresponding comments in the above referenced letter:

Form 10-K for the fiscal year ended December 31, 2004

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

     Year Ended December 31, 2004 Compared to Year Ended December 31, 2003, page 31.

1.	Please refer to comment 3. It appears to us that the extension of the estimated useful lives of the leasehold improvements should be determined at the time you exercise your option to extend the lease term. Please revise or advise. Include in your response references to specific accounting literature.

            Financial Accounting Standards Board Statement No. 13 (FASB 13) defines “lease term” under paragraph 5(f), and as amended by Financial Accounting Standards Board Statement 98, as the fixed noncancelable term of the lease plus all periods, if any, covered by bargain renewal options (as defined in paragraph 5(e)). Bargain renewal options as defined by paragraph 5(e) consist of a provision allowing the lessee, at his option, to renew the lease for a rental sufficiently lower than the fair rental of the property at the date the option becomes exercisable

U.S. Securities and Exchange Commission
June 17, 2005

such that the exercise of the option appears, at the inception of the lease, to be reasonably assured.

            Certain of the Company’s facility leases include up to three renewal options of five years each beyond the initial five year lease, resulting in a maximum lease term of 20 years. The options to renew will automatically go into effect unless the Company notifies the applicable lessor in writing that it does not intend to exercise its option to renew the lease. The Company does not require the lessor’s permission to either exercise or not exercise the lease renewal options. The rental rates for each of the renewal periods are fixed and are based upon the rental rates when the lease was originally signed. Because rental rates have risen substantially, as the Company anticipated when the leases were entered into, the renewal rental rates are substantially lower than what the current market rates would require the Company to pay. Accordingly, the Company believes that the renewal options meet the criteria of bargain renewal options under FASB 13 and were appropriately included in the lease term at inception of the lease.

            The leasehold improvements referenced in the Staff’s question are associated with the Company’s switch site facility leases. The switches are at the heart of the Company revenues and operate on a 24/7 basis. The leasehold improvements made to support the switches include, but are not limited to, specialized fire suppression equipment, additional structural or electrical support to assist with load balancing of the switch sites, additional air-conditioning and cooling features for the switches and alternative power supplies.

            The Company had originally estimated the economic lives of the underlying leasehold improvements in its switch sites as 10 years and initially amortized the leasehold improvements over a 10 year period. This was a period of time shorter than the lease terms, inclusive of the bargain renewal options. This treatment corresponds to a letter to the Chairman of the AICPA’s Center for Public Company Audit Firms from the SEC Chief Accountant Donald T. Nicolaisen in which Mr. Nicolaisen stated that the SEC staff believes that leasehold improvements in an operating lease should be amortized by the lessee over the shorter of their economic lives or the lease term, as defined in FASB Statement 13, Accounting for Leases [emphasis added.]

            In 2003, the Company re-assessed these assets’ economic lives and determined that they were 20 years, a period of time equal to, or longer than, the underlying facility lease terms, inclusive of the bargain renewal options. In those cases where the inclusion of the bargain renewal options supported a lease term of up to 20 years, the Company set the new economic life of the leasehold improvements to 20 years. However, if the actual remaining lease term, inclusive of bargain renewal options, was shorter than 20 years, the Company used the remaining lease term, inclusive of bargain renewal options, as the new estimated economic life of the leasehold improvement, in accordance with the treatment suggested by Mr. Nicolaisen noted above. The Company reflected this change of accounting estimate of the economic lives of its leasehold improvements in accordance with APB 20.

U.S. Securities and Exchange Commission
June 17, 2005

Form 10-Q for the quarterly period ended March 31, 2005

Item 4. Controls and Procedures, page 22

2.	We note your disclosure that “[t]here have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls subsequent to this evaluation.” (emphasis added). Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm for us supplementally that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2003 and the quarters ended March 31, 2004 and June 30, 2004 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings.

            The Company confirms that there was no change in the Company’s internal control over financial reporting that occurred during the fourth fiscal quarter in 2003 or in either of the fiscal quarters ended March 31, 2004 or June 30, 2004 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. In future filings the Company will provide the disclosure required by Item 308(c) of Regulation S-K.

*     *     *     *

U.S. Securities and Exchange Commission
June 17, 2005

            In connection with this response to the Commission’s comments to the above-referenced filings, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            We sincerely appreciate your timely consideration of these matters. If you or others have any questions or would like more information, please do not hesitate to contact either H. Ravi Brar, Chief Financial Officer of the Company, at (209) 926-3250, or Peggy McGaw, Vice President, Finance.

Very truly yours,
/s/ H. Ravi Brar

H. Ravi Brar Chief Financial Officer (Principal financial officer)

cc:	Larry Spirgel Dean Suchiro